SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

  Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

August 20, 2007

NNO – TSX

         NTO – AMEX

NORTHERN ORION REPORTS MINIMAL EXPOSURE

TO CANADIAN ASSET-BACKED COMMERCIAL PAPER

NORTHERN ORION RESOURCES INC. today reported that it has cash and cash equivalents totaling approximately U.S.$240 million.  Of this amount, approximately U.S.$14 million is invested in a Canadian asset-backed commercial paper fund, representing 5.8% of its overall cash and cash equivalent investments. The fund has been given an R1-high rating from the Dominion Bond Rating Service Limited (“DBRS”) and has a maturity date of August 24, 2007.

The remainder of the Company’s cash position is invested in term deposits, bank notes and other funds carrying the highest possible investment grades as determined by DBRS.  The Company does not consider any of these investments at risk.

In addition, the Company's 12.5%-owned Alumbrera Mine has approximately U.S.$130 million in cash and cash equivalents that have no exposure to Canadian asset-backed commercial paper.

 “David Cohen”

David Cohen, President and CEO

For further information, please contact:

Investor Relations

1-866-608-9970

Email: info@northernorion.com

Forward-Looking Statements: This news release includes forward-looking statements which are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the repayment of Canadian asset-backed commercial paper held by Northern Orion.  Such statements also involve known and unknown risks, uncertainties and other factors which may cause the actual timing, results, performance or achievement of Northern Orion to be materially different from those expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to international operations, risks related to economic and political stability in Argentina, and possible changes in government regulation as well as those factors discussed in the section entitled “Risk Factors” in Northern Orion’s Renewal Annual Information Form attached to Northern Orion’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Northern Orion has attempted to identify important factors that could cause actual timing and results to differ materially, there may be other factors that cause timing or results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Northern Orion disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Accordingly, readers should not place undue reliance on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

August 21, 2007

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer